                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*



                             A. H. BELO CORPORATION
                             ----------------------
                                (Name of Issuer)

                Series A Common Stock, par value $1.67 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  080555 10 5
                                  ------------
                                 (CUSIP Number)

 Michael J. McCarthy, Communications Center, 400 South Record Street, Dallas,
                          Texas 75202, (214) 977-6606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 10, 1995
                                  ------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO.   080555 10 5                                       PAGE 2 OF 14 PAGES



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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DORIS C. DEALEY                S.S. NO.  ###-##-####

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

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 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      TEXAS

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                               7     SOLE VOTING POWER

          NUMBER OF                  840,384(1)

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  840,384(1)

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      840,384(1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%(2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO

--------------------------------------------------------------------------------

(1) On May 10, 1995, Doris C. Dealey gained indirect ownership of 840,084 shares through her appointment as executor of the estate of Joe M. Dealey. On May 11, 1995, the estate distributed all of such shares to the beneficiary, Doris C. Dealey.

(2) Pursuant to Rule 13d-3(d)(1)(I), this percentage has been calculated by including in both the Reporting Person's number of shares beneficially owned and the number of Series A shares outstanding, the number of Series A shares into which the Series B shares beneficially owned by the Reporting Person are convertible, but the number of Series A shares outstanding does not include Series A shares




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         into which Series B shares held by others than the Reporting Person are convertible. Were the percentage calculated by also including in the outstanding Series A shares the number of Series A shares into which Series B shares held by others than the Reporting Person are convertible, the Reporting Person would be deemed to be the beneficial owner of 4.2% of the outstanding Series A shares.

                 ____________________________________________

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Series A Common Stock, $1.67 par value (the "Common Stock") of A. H. Belo Corporation (the "Company"). The address of the principal executive offices of the Company is Communications Center, 400 South Record Street, Dallas, Texas 75202.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)     Doris C. Dealey;

         (b)     8333 Douglas, Suite 1575, Dallas, Texas 75225;

         (c)     None;

         (d)     None;

         (e)     None; and

         (f)     Texas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Doris C. Dealey beneficially owns an aggregate of 840,384 shares, or approximately 5.6%, of Series A Common Stock of the outstanding Series A Common Stock based on the number of shares outstanding in the most recently available filing by the Company with the Securities and Exchange Commission. Doris C. Dealey's beneficial ownership of 840,384 shares consists of 840,084 shares acquired in her capacity as executor of the Estate of Joe M. Dealey (of which, 379,352 are Series A Common Stock, 455,982 are Series B Common Stock, which may be converted to Series A Common Stock at any time, and 4,750 are presently exercisable options for Series A Common Stock) and 300 shares of Series B Common Stock individually owned by Doris C. Dealey.

         (b) Doris C. Dealey, in her capacity as executor of the Estate of Joe M. Dealey, has sole voting and dispositive power over 840,084 shares of Series A Common Stock. Doris C. Dealey has sole voting and dispositive power over her individual 300 shares of Series B Common Stock.

         (c)     (i)      On May 11, 1995, the Estate of Joe M. Dealey
                          distributed all of the 840,084 shares of Series A
                          Common Stock beneficially owned by the Estate to the beneficiary, Doris C. Dealey.





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                 (ii)     On May 11, 1995, Doris C. Dealey exercised options on
                          (and sold thereafter) 4,750 shares of Series A Common Stock. All shares were sold in the open market at a price of $61.25 per share.

                 (iii) On May 23, 1995, Doris C. Dealey sold 22,000 shares of Series A Common Stock in the open market at a price of $23.00 per share and gifted 15,000 shares of Series A Common Stock to a charitable trust.

                 (iv) On May 24, 1995, Doris C. Dealey sold the following shares of Series A Common Stock in the open market:

                             Number of Shares                  Selling Price
                             ----------------                  -------------
                                  3,200                           $63.00
                                    500                            62.88
                                    700                            62.50
                                 23,700                            62.25
                                    600                            62.38
                                    500                            62.13
                                 ------
                          Total  29,200

                 (v) On May 25, 1995, Doris C. Dealey sold 48,800 shares of Series A Common Stock in the open market at a price of $61.50 per share.

         (d) Doris C. Dealey has the right to receive the dividends from the 15,000 shares of Series A Common Stock that was gifted to the charitable trust on May 23, 1995.

         (e) Doris C. Dealey ceased to be the beneficial owner of more than five percent of the Series A Common Stock on May 25, 1995.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Doris C. Dealey has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Probate documents.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 17, 1995                               DORIS C. DEALEY


                                                     /s/ DORIS C. DEALEY
                                                     -------------------------





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